BY EDGAR

May 10, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Johnny Gharib

Re:	Marina Biotech, Inc.
Registration Statement on Form S-1
Originally Filed March 25, 2011
File No. 333-173108

Dear Mr. Gharib:

On behalf of our client Marina Biotech, Inc. (the “Company”), and in response to comments that we received via telephone from the staff of the Securities and Exchange Commission on May 9, 2011 and May 10, 2011, we hereby submit herewith a marked copy of the Registration Statement on Form S-1 of the Company (File No. 333-173108) (the “Registration Statement”), which reflects all changes that have been made to the Registration Statement from the time of its original filing with the Commission on March 25, 2011 until the filing of Amendment No. 2 to the Registration Statement on May 10, 2011.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	J. Michael French, Marina Biotech, Inc.
Peter S. Garcia, Marina Biotech, Inc.
Lawrence Remmel Esq., Pryor Cashman LLP